Exhibit 107

CALCULATION OF FILING FEE TABLES

Schedule 14A
(Form Type)

Outbrain Inc.
(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Proposed Maximum Aggregate Value of Transaction	Fee Rate	Amount of Filing Fee
Fees to Be Paid	$729,464,000.00(1)(2)	0.00015310	$111,680.94(3)
Fees Previously Paid	-	-	-
Total Transaction Valuation	$729,464,000.00(2)	-	-
Total Fees Due for Filing	-	-	$111,680.94
Total Fees Previously Paid	-	-	-
Total Fee Offsets	-	-	-
Net Fee Due	-	-	$111,680.94

(1)
The aggregate number of securities of Outbrain Inc. ("Outbrain") to which the transaction applies is 35,000,000 shares of common stock, par value $0.001 per share, and 10,500,000 series A convertible preferred shares, par value $0.001 per share, which, along with cash consideration as described in the Share Purchase Agreement (as defined in the proxy statement), will be issued to Altice Teads (as defined in the proxy statement) for 1,250,327,500 ordinary shares, with a nominal value of one Euro cent (€0.01) per share, of Teads S.A., a public limited liability company (société anonyme) incorporated and existing under the laws of the Grand Duchy of Luxembourg (“Teads”)  (such ordinary shares, the "Ordinary Shares"), which represents all of the issued and outstanding equity interests of Teads.

(2)
In accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), because there is no market value for the Ordinary Shares of Teads, the proposed maximum aggregate value of the transaction, estimated solely for purposes of calculating the filing fee, was $729,464,000.00, which represents the book value of all of the issued and outstanding equity interests of Teads.

(3)
In accordance with Section 14(g) of the Exchange Act and Rule 0-11 of the Exchange Act, the filing fee was determined by multiplying the proposed maximum aggregate value of the transaction calculated in note (2) above by 0.00015310.

Table 2: Fee Offset Claims and Sources

N/A